Mail Stop 3561
								December 9, 2005
Mr. Charles Thibault
Chief Financial Officer
Lazy Days R.V. Center, Inc.
6130 Lazy Days Boulevard
Seffner, FL  33584-2968


      Re:	Lazy Days R.V. Center, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Quarterly Period Ended September 30,
2005
		File No. 333-118185


Dear Mr. Thibault:

      We have reviewed your response letter dated November 30,
2005
and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 31, 2004

Financial Statements, page 27

Statements of Income, page 31

1. We note your response to comment 3 in our letter dated October
25,
2005.  Please revise the disclosures in your filing as indicated.

Notes to Financial Statements, page 35

Note 2 - Acquisition, page 38

2. We note your response to comment 3 in our letter dated October
25,
2005. As indicated, please revise to disclose the effects of purchase accounting adjustments on your results of operations for the period subsequent to the acquisition date.

Note 3 - Restructuring, page 39

3. We note your response to comment 4 in our letter dated October
25,
2005 and the proposed revisions to your statements of changes in stockholder`s equity (deficiency). It appears that the merger should be accounted for as a capital transaction. In that regard:

* the retained earnings (or deficit) and other surplus accounts in the financial statements immediately after the merger should be the same as the accounts of Lazy Days at that date; and

* the recapitalization entry should represent the reclassification between common stock and paid-in capital to reflect the capital structure (the number of shares issued) of LD Holdings.

It also appears that the unamortized discount on the subordinated debt of Lazy Days should be charged to income (or capital if the subordinated debt holders were related parties) and that the value assigned to the warrants upon issuance of the subordinated debt should not be considered a liability in the restructuring transaction. Please see APB 26 and footnote 1 to paragraph 20 thereof.

In addition, we note that you did not propose a revision to reclassify the paid-in capital deficit at January 1, 2002 to retained earnings (deficit) as indicated.

Please revise your financial statements and related disclosures as appropriate.

Form 10-Q for the Quarterly Period Ended September 30, 2005

General

4.	Please revise to include section 1350 certifications as
required
by Item 601(32) of Regulation S-K. Similarly, please revise your Forms 10-Q for the quarterly periods ended June 30, 2005 and March 31, 2005. Further, also revise as appropriate to address the above comments.

* * * * *

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detail cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	You may contact Scott Ruggiero at (202) 551-3331 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief

Mr. Charles L. Thibault
Lazy Days R.V. Center, Inc.
December 9, 2005
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